FIRST GUARANTY BANCSHARES, INC.

400 East Thomas Street
Hammond, Louisiana 70401

May 24, 2022

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Guaranty Bancshares, Inc.
Registration Statement on Form S-3 (Registration No. 333-264610)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

First Guaranty Bancshares, Inc., a Louisiana corporation (the “Company”), hereby requests that the Company's above-referenced Registration Statement on Form S-3 be declared effective at 1:00 p.m., Eastern Time, on May 27, 2022, or as soon thereafter as is practicable.

Very truly yours,

/s/ Eric J. Dosch

Eric J. Dosch
Chief Financial Officer
(Duly Authorized Representative)